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                                                                  EXHIBIT (g)(1)

                             (OPTICNET LETTERHEAD)

August 18, 2003

Dear Stockholder:

     We are pleased to inform you that OpticNet, Inc. ("OpticNet") has entered into an agreement and plan of merger with BEI Technologies, Inc. ("BEI Technologies"), pursuant to which a wholly owned subsidiary of BEI Technologies is commencing a tender offer to purchase all of the outstanding shares of OpticNet common stock for $0.04 per share in cash. The tender offer is conditioned upon, among other things, at least a specified minimum number of shares outstanding being tendered and not withdrawn. If completed, the tender offer will be followed by a merger in which each share of common stock not purchased in the tender offer will be converted into the right to receive $0.04 per share in cash.

     Your Board of Directors has determined that the terms of the offer and the merger are fair to and in the best interests of OpticNet's stockholders and recommends that OpticNet's stockholders accept the BEI Technologies offer, tender their shares of OpticNet common stock pursuant to the offer and, if required under the Delaware General Corporation Law, California General Corporations Law and OpticNet's Certificate of Incorporation or Bylaws, vote to adopt the merger agreement.

     In arriving at its recommendation, the Board of Directors considered a number of factors, as described in the attached Schedule 14D-9. Included as an exhibit to the attached Schedule 14D-9 is the written opinion dated July 1, 2003 of OpticNet's financial advisor, American Appraisal Associates, to the effect that, as of such date and based on and subject to the matters stated in such opinion, the $0.04 per share cash consideration to be received in the tender offer and the merger by the holders of OpticNet's common stock is fair, from a financial perspective, to such holders (other than BEI Technologies and its affiliates). You should read the opinion carefully, and in its entirety for a description of the assumptions made, procedures followed, matters considered and limitations on the review undertaken by American Appraisal Associates in rendering its opinion.

     Enclosed are BEI Technologies' Offer To Purchase, dated August 18, 2003, Letter of Transmittal and related documents. These documents set forth the terms and conditions of the tender offer, and provide instructions on how to tender your shares in the offer. The Schedule 14D-9 describes in more detail the reasons for your Board's conclusions and contains other information relating to the tender offer. We urge you to carefully consider this information.

                                   Sincerely,

                    THE BOARD OF DIRECTORS OF OPTICNET, INC.

                    Charles Crocker         Lawrence A. Wan

                      Danforth Joslyn         James Seeser

                                 Gary D. Wrench